UNITED STATES BANKRUPTCY COURT
NORTHERN DISTRICT OF GEORGIA
ATLANTA DIVISION

IN RE:	: :	CHAPTER 11
CDC CORPORATION,	: :	CASE NO. 11-79079 -PWB
Debtor.	:

MOTION FOR ORDER UNDER RULE 9019(a) OF THE FEDERAL RULES OF BANKRUPTCY PROCEDURE AUTHORIZING AND
APPROVING A SETTLEMENT AGREEMENT RESOLVING DISPUTES BETWEEN DEBTOR AND EVOLUTION PARTIES

COMES NOW CDC Corporation, debtor and debtor-in-possession in the above- captioned chapter 11 case (the “Debtor” or “CDC”), and files this “Motion for Order Under Rule 9019(a)
of the Federal Rules of Bankruptcy Procedure Authorizing and Approving a Settlement Agreement
Resolving Disputes Between Debtor and Evolution Parties” (the “Motion”). In support of this Motion, Debtor shows the Court as follows:

JURISDICTION

1. This Court has jurisdiction to consider this Motion pursuant to 28 U.S.C. §§ 157 and 1334. This matter is a core proceeding pursuant to 28 U.S.C. §157(b). Venue is proper before this Court pursuant to 28 U.S.C. §§ 1408 and 1409. The predicates for the relief requested are Sections 105 and 363 of Title 11 of the United States Code (the “Bankruptcy Code”) and Rules 6004, 9014 and 9019 of the Federal Rules of Bankruptcy Procedure (“Bankruptcy Rules”), or other applicable statutes or rules.

INTRODUCTION AND BACKGROUND

2. Debtor began in June 1997 as a pan-Asian integrated internet company. Debtor, through its subsidiaries, evolved into a global operation focused on: enterprise software applications and services, through its CDC Software business; IT consulting services, outsourced applications development, and IT staffing, through its CDC Global Services business; online games, through its CDC Games business; and on internet portals for the Greater China market, through its China.com business.

3. Prior to Debtor’s bankruptcy filing, on December 18, 2009, Evolution CDC SPV Ltd., Evolution Master Fund Ltd., SPC, Segregated Portfolio M and E1 Fund Ltd. (collectively, “Evolution”) filed suit against Debtor in the Supreme Court of the State of New York, County of New York (the “New York Court”), alleging default under the 3.75% Senior Exchangeable Convertible Notes due November 2011 (the “Notes”) and demanding payment of the remaining principal portion of the Notes held by Evolution, together with accrued, retroactive, and default interest (the “Evolution Action”), index no. 650749/2009. On June 28, 2011, the New York Court granted Evolution’s motion for summary judgment against Debtor in the Evolution Action, and the New York Court subsequently entered judgment (the “Evolution Judgment”) against Debtor and in favor of Evolution. Debtor has appealed the Evolution Judgment (the “Appeal”).

4. On or about March 2, 2010, CDC filed a related action alleging breaches of contract and torts against Evolution, Evolution Capital Management LLC, Evolution Capital Management Asia Ltd. and Evolution Special Opportunities Fund I SPC, Segregated Portfolio A, index no. 600526-10 in the Supreme Court, County of New York (the “CDC Action”). Evolution and the additional defendants named by CDC in the CDC Action are collectively, the “Evolution Parties.” The Evolution Action and the CDC Action are together, the “Evolution Litigation.”

5. On October 4, 2011, Debtor filed a voluntary petition for relief under Chapter 11 of Title 11 of the Bankruptcy Code. Debtor has remained in possession of its assets and has continued to operate its business and manage its property as a debtor in possession pursuant to Sections 1107(a) and 1108 of the Bankruptcy Code.

6. Debtor filed its bankruptcy case, in part, to manage the orderly appeal or satisfaction of the judgment held by Evolution while recognizing the prerogatives of ownership, and preserving significant shareholder value, as an alternative to third party dismemberment of Debtor at fire sale values, to the detriment of shareholders.

7. Debtor is a holding company with many direct and indirect subsidiaries, wholly or majority owned, and is involved in many businesses as described above.1 One of Debtor’s direct subsidiaries is CDC Software International Corporation; a Cayman Islands exempted company (“Software International”), in which Debtor owns 100% of the issued and outstanding shares of capital stock. In turn, Software International owns 23,789,362 Class B Ordinary Shares (the “CDC Software Shares”) in the capital of CDC Software Corporation; a Cayman Islands exempted company (“CDC Software”).2 The 23,789,362 shares constitute approximately 87% of the outstanding share capital of CDC Software. Accordingly, Debtor’s interest in the CDC Software Shares is one of the assets in Debtor’s estate.

8. Debtor’s primary liabilities include the judgment from the Evolution Action in the approximate amount of $67 million, certain limited trade payables in the approximate amount of $5 million, and the expenses associated with its professionals. Debtor anticipates that it will have sufficient assets to provide a surplus in this case over its creditors’ claims.

9. Debtor has negotiated a settlement with the Evolution Parties. Debtor describes below the general terms of the settlement.

THE SETTLEMENT

10. The full terms of the settlement are set forth in the Settlement Agreement attached to this Motion as exhibit “A”. Creditors and parties in interest should refer to the Settlement Agreement for the full and complete terms of the proposed settlement. Debtor describes in paragraph 11 the general terms of the settlement. All capitalized terms used in paragraph 11, but not defined in paragraph 11, have the meanings given to them in the Settlement Agreement, unless the context requires otherwise.

11. In general, the settlement provides as follows:

A. Debtor may pay and satisfy in full the Evolution Judgment by paying the Settlement Amount which is the sum of $65,356,061.41 plus pre and post judgment interest at the rate $32,230.39 per day, less a Discount. The Discount is $2,100,000.00, if payment is made to Evolution on or before October 31, 2012. The Discount will equal $100,000.00, if payment is made to Evolution after October 31, 2012.

B. The Settlement Date shall be the day the Approval Order is entered. Effective upon the Settlement Date, Debtor on behalf of itself and its past and present officers, directors, principals, agents, representatives and subsidiaries, and the Estate, releases, acquits, and forever discharges the Evolution Parties and others as described in paragraph 4 of the Settlement Agreement from acts of commission or omission of the Evolution Parties existing or occurring prior to the date of the Settlement Agreement and which arise from, are related to, are based upon, or are connected with the Evolution Litigation or the Bankruptcy Case.

C. The Evolution Parties covenant and agree not to institute any cause of action against the Estate, except that a proof of claim may be filed on the Evolution Judgment.

D. Evolution will have an allowed claim in the Bankruptcy Case in the Settlement Amount for all purposes, including voting and payment.

E. Not later than 10 (ten) days after entry of the Approval Order, Debtor will dismiss or cause to be dismissed with prejudice, the Appeal and the CDC Action.

RATIONALE FOR SETTLEMENT

12. Debtor, in the exercise of its business judgment, has concluded that the settlement is fair and reasonable. Debtor further contends that the settlement is in the best interest of Debtor, the estate of Debtor, the creditors and parties in interest in this case.

COMPROMISE AND SETTLEMENT

13. The approval of a compromise and settlement in a bankruptcy case is within the sound discretion of this Court and will not be disturbed or modified on appeal unless approval or disapproval of the settlement is an abuse of discretion. Rivercity v. Herpel (In re Jackson Brewing Co.), 624 F.2d 599, 602-03 (5th Cir. 1980). In order to exercise its discretion properly, the Court must consider whether the compromise suggested falls below the “lowest point in the range of reasonableness.” Anaconda-Ericsson. Inc. v. Hessen (In re Teltronics Servs. Inc.), 762 F.2d 185, 189 (2d Cir. 1985).

14. The standard in the Eleventh Circuit for determining whether to approve a compromise or settlement pursuant to Rule 9019(a) is set forth in Wallis v. Justice Oaks II, Ltd. (In re Justice Oaks II, Ltd.), 898 F.2d 1544 (11th Cir. 1990), cert. denied, 498 U.S. 959 (1990):

When a bankruptcy court decides whether to approve or disapprove a proposed settlement, it must consider:

(a) The probability of success in the litigation; (b) the difficulties, if any, to be encountered in the matter of collection; (c) the complexity of the litigation involved, and the expense, inconvenience and delay necessarily attending it; (d) the paramount interest of the creditors and a proper deference to their reasonable views in the premises.

Id. at 1549. In making its evaluation, a court must not rest its approval of the settlement on a resolution of the ultimate factual and legal issues underlying the compromised disputes. Teltronics, supra, 762 F.2d at 189. Rather, the court should consider the probable outcome of the litigation, including its advantages and disadvantages, and make a pragmatic decision based on all equitable factors. Florida Trailer and Equip. Co. v. Deal, 284 F.2d 567, 571 (5th Cir. 1960).

15. Bankruptcy Rule 9019(a) provides, in pertinent part, that “[o]n motion by the trustee and after notice and a hearing, the court may approve a compromise or settlement.” To assure that compromise is proper in a given case, a court should be apprised of the necessary facts for an intelligent, objective and educated evaluation and compare the “terms of the compromise with the likely rewards of litigation.” Protective Comm. for Indep. Stockholders of TMT Trailer Ferry. Inc. v. Anderson, 390 U.S. 414, 424-25 (1968).

16. Given the complexity, uncertainty and cost of the issues being resolved by this settlement, Debtor contends the settlement meets the applicable standards.

17. Debtor submits a proposed form of order as exhibit “B.”

NOTICE

18. Debtor intends to give notice of the Motion and any hearing thereon (the “Motion Hearing”), to (i) the Evolution Parties, (ii) all parties listed on Debtor’s matrix, (iii) counsel for the Committee, (iv) those parties who have filed requests for notice in Debtor’s case, and (v) the United States Trustee. Debtor submits that the foregoing is sufficient notice of the Motion and the Motion Hearing.

RELIEF FROM BANKRUPTCY RULE 6004(h)

19. Debtor requests that the Court make effective upon entry any Orders entered granting the relief sought in this Motion and abrogate any stay that may otherwise arise under Bankruptcy Rule 604(h).

WHEREFORE, Debtor respectfully requests that the Court:

(A) Grant the Motion and all respects;

(B) Approve the Settlement Agreement and authorize Debtor to carry out the actions needed to consummate under the Settlement Agreement;

(C) Order that the Order approving this Motion is effective upon entry and is not stayed under Bankruptcy Rule 6004(h);

(D) Grant to Debtor such other and further relief as is just and proper.

Dated: March 14, 2012.
Atlanta, Georgia

LAMBERTH, CIFELLI, STOKES,

ELLIS & NASON, P.A.

Counsel for Debtor

3343 Peachtree Road, NE. Suite 550	By: /s/ Gregory D. Ellis

Atlanta, Georgia 30326-1022 (404) 262-7373 (404) 262-9911 facsimile	Gregory D. Ellis Georgia Bar No. 245310 gellis@lcsenlaw.com

EXHIBIT “A”

SETTLEMENT AGREEMENT

THIS SETTLEMENT AGREEMENT (the “Agreement”) is made and entered into as of the 13th day of March, 2012, by and among CDC Corporation, as debtor and debtor-in possession (“CDC”), and Evolution CDC SPV Ltd., Evolution Master Fund Ltd., SPC, Segregated Portfolio M, Evo China Fund, and El Fund, Ltd., (collectively, “Evolution”). CDC and Evolution are referred to herein collectively as the “Parties" and individually as a “Party.”

RECITALS

On December 17, 2009, Evolution filed an action against CDC to recover payment under certain Notes, Index No. 650749/2009 in the Supreme Court of the State of New York, County of New York (the “Evolution Action”). On March 2, 2010, CDC filed a related action alleging breaches of contract and torts against Evolution, Evolution Capital Management LLC, Evolution Capital Management Asia Ltd. and Evolution Special Opportunities Fund SPC, Segregated Portfolio A (together, the “Evolution Parties”), Index No. 600526/10 in the Supreme Court of the State of New York, County of New York (the “CDC Action,” and together with the Evolution Action, the “Evolution Litigation”).

On August 16, 2011, Evolution obtained a judgment against CDC which was entered on or about September 8, 2011, in the amount of $65,356,061.41 plus post judgment interest of 18% per annum (which is $32,230.39 per day) until payment is made in full (the “Evolution Judgment”). CDC has appealed the Evolution Judgment (the “Appeal”), which Appeal remains pending.

On October 4, 2011, CDC filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code, 11 U.S.0 §§ 101-1532 (as amended, the “Bankruptcy Code”), Case No. 11-79079-PWB (the “Bankruptcy Case”) pending in the United States Bankruptcy Court for the Northern District of Georgia, Atlanta Division (the “Bankruptcy Court”).

In light of the risks, cost, and delay associated with the disputes between the Parties arising out of (1) the Evolution Litigation; and (2) the Bankruptcy Case, the Parties have reached an agreement to settle all asserted and potential claims arising out of the Evolution Litigation and the Bankruptcy Case, all in accordance with the terms and conditions set forth in this Agreement.

NOW THEREFORE for and in consideration of TEN AND NO/100 DOLLARS ($10.00) in hand paid each to the other, the mutual covenants contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

1. Definitions. In addition to the terms that are defined elsewhere in this Agreement,

the following terms shall have the following meanings ascribed to them, unless the context requires otherwise:

Approval Order shall mean an Order entered by the Bankruptcy Court in the Bankruptcy Case approving this Agreement and authorizing CDC to perform under this Agreement, which Order shall, among other things, expressly provide for the final allowance of Evolution’s claims in the Bankruptcy Case, provide that it will be binding upon any Chapter 7 or Chapter 11 trustee at any time appointed, and be in form and substance reasonably satisfactory to CDC and Evolution.

Claims shall mean any and all claims (whether for indemnification, contribution or otherwise), causes of action, suits, debts, liens, obligations, liabilities, demands, losses, costs and expenses (including attorneys fees) of any kind, character, or nature whatsoever, known or unknown, fixed or contingent, liquidated or unliquidated, matured or unmatured, in law, equity, bankruptcy or otherwise.

Estate shall mean the bankruptcy estate in the Bankruptcy Case, including all property of such estate under Section 541 of the Bankruptcy Code, and any successors thereto.

Person shall mean any individual, partnership, corporation, limited liability company, limited liability partnership, joint venture, trust, or unincorporated organization or association, any “doing business as” entity, any other form of business or commercial entity, or a government or any governmental agency or political subdivision.

Settlement Amount shall mean the sum of $65,356,061.41 plus post judgment interest at the rate of $32,230.39 per day from, but not including, August 3, 2011, until the date of payment as per the Evolution Judgment, less the “Discount.” The Discount shall equal $2,100,000.00 if payment is made to Evolution on or before October 31, 2012. The Discount shall equal $100,000.00 if payment is made to Evolution after October 31, 2012.

Settlement Date shall mean the date upon which the Approval Order is entered.

2. Allowance of Claim. Evolution shall have an allowed claim in the Bankruptcy Case pursuant to Section 502(a) of the Bankruptcy Code in the amount of the Settlement Amount for all purposes, including voting and payment.

3. Payment of Settlement Amount. After entry of the Approval Order, CDC may pay and satisfy in full — without further order of the Bankruptcy Court — the Evolution Judgment by paying to Evolution the Settlement Amount. Payment of the Settlement Amount shall be made in full by wire transmission to Evolution in accordance with the wire instructions provided in Section 10 of this Agreement, unless otherwise agreed between the Parties. For the avoidance of doubt, no payment into escrow, to the Bankruptcy Court, or to any party or intermediary other that an entity so designated in writing by Evolution shall be deemed a payment under this Agreement. In the absence of a confirmed Chapter 11 plan of reorganization by May 31, 2012, but where a court-approved sale of CDC’s shares of CDC Software Corporation has taken place and the proceeds of such sale are sufficient to pay all allowed claims in full, Evolution shall be paid the Settlement Amount. Notwithstanding the foregoing, the Settlement Amount is not entitled to administrative expense priority.

4. Releases. Effective upon the Settlement Date, CDC on behalf of itself and its past and present officers, directors, principals, agents, representatives and subsidiaries, and the Estate, does hereby release, acquit and forever discharge Evolution and their officers, directors, members, employees, investors, shareholders, agents, in-house attorneys, bankruptcy counsel, predecessors in interest, and successors in interest, from any and all Claims which CDC or the Estate may have or claim to have now or which may hereafter arise out of or be connected with any act of commission or omission of Evolution existing or occurring prior to the date of this Agreement, and which arise from, are related to, are based upon, or are connected with the Evolution Litigation or the Bankruptcy Case; provided, however, that nothing herein shall be construed to release Claims for breach of this Settlement Agreement.

5. Covenant Not to Sue. Evolution covenant and agree not to institute any causes of action against the Estate, except for a cause of action to enforce this Settlement Agreement, and not to file any proofs of claim in the Bankruptcy Case, except for a proof of claim limited to the Evolution Judgment should Evolution elect to do so.

6. Dismissal of Actions. After execution and delivery of this Agreement by each Party and in no event later than ten (10) days after the entry of the Approval Order, CDC shall dismiss, or cause to be dismissed, the Appeal and the CDC Action with prejudice.

7. Proof of Claim. Upon the Settlement Date, CDC’s schedules shall be deemed amended to reflect the Evolution Judgment as an undisputed, liquidated, non-contingent liability of CDC. Upon the Settlement Date, Evolution shall be deemed to have timely fled a proof of claim for the Evolution Judgment.

8. Approval of Bankruptcy Court. This Agreement shall not become effective unless and until approved by entry of the Approval Order by the Bankruptcy Court after such notice to creditors and other parties in interest and a hearing or opportunity for hearing, as deemed appropriate by the Bankruptcy Court. Upon the execution and delivery of this Agreement by each Party hereto, CDC promptly shall file in the Bankruptcy Case, and no later than March 16, 2012, a motion (the “Settlement Motion”) seeking Bankruptcy Court approval of this Agreement. The Parties shall cooperate in seeking Bankruptcy Court approval of this Agreement and shall use their best efforts to have the Approval Order entered by April 13, 2012, including, without limitation, attending any hearing before the Bankruptcy Court on the Settlement Motion.

9. Notices. All notices, requests and demands to or upon a Party shall be in writing and sent by facsimile transmission and overnight courier, and, unless otherwise expressly provided herein, shall be deemed to have been validly served by the sending Party on the date of transmission and deemed received by the noticed Party one (1) business day after transmission, when addressed as follows:

2. If to Marcus CDC: With a copy to:
A. Watson
James C. Cifelli
Gregory D. Ellis
Lamberth, Cifelli, Stokes, Ellis & Nason, P.A.
3343 Peachtree Road, NE
East Tower, Suite 550
Atlanta, GA 30326
Telephone: (404) 262-7373
Facsimile: (404) 262-9911

If to Evolution:	____________________	With a copy to:	C. Edward Dobbs Parker, Hudson, Rainer & Dobbs, LLP 1500 Marquis Two Tower 285 Peachtree Center Avenue, NE Atlanta, GA 30303 Telephone: (404) 420-5529 Facsimile: (404) 522-8409

Any Party may change the address at which that Party shall receive notice or the name of the person receiving a copy of such notice by furnishing the other Party a change of address or change of person receiving copies of notice in the manner set forth herein for the giving of notices. A notice of change of address or change of person receiving copies shall become effective ten (10) days after delivery.

10. Wire Instructions. Payment of the Settlement Amount shall be by means of a wire to Evolution in accordance with the following wire transfer instructions:

Correspondent Bank:
JP Morgan Chase Swift Code: JP Morgan Chase ABA #: Rothschild SWIFT Code: Account Name:
Account #:
Beneficiary Acct. Name: Beneficiary Acct. #:

JP Morgan Chase Bank NA, New York CHASUS33
021000021
ROTHGGSP
Rothschild Bank International Limited 544-7-18723
Eva China Fund
02L1S11013313

11. No Admission of Liability. This Agreement shall not in any way be construed as an admission by any Party of any acts of misconduct whatsoever against any other Party or any other Person, and all Parties specifically disclaim any liability to any other Party or any other Person, except as otherwise stated in this Agreement. The Parties specifically acknowledge and agree that this Agreement is made to compromise and settle the Parties’ respective rights, defenses and Claims and that neither this Agreement nor any action taken pursuant to this Agreement shall be offered or received in evidence in any action or proceeding as an admission of liability or wrongdoing of any nature on the part of any Party.

12. Authority. Subject to the entry of the Approval Order, each of the Parties represents and warrants to the other that it has full power and authority to enter into this Agreement.

13. No Prior Transfer or Assignment. Each Party hereby represents and warrants that every Claim or other matter released by such Party under Section 4 of this Agreement: (a) has not heretofore been assigned or encumbered by such Party (or if previously assigned or encumbered by a Party, has been assigned back to such Party and the encumbrance released) and is not the subject of a transfer (as the term “transfer” is defined in 11 U.S.C. § 101(54)), by such Party; and (b) such Party owns and has the power to grant the releases which said Party is purporting to release under Section 4 of this Agreement. So as to afford to CDC time to pay the Settlement Amount, Evolution agrees that it has not, and will not, transfer or assign, in whole or any part, the Evolution Judgment at any time prior to October 31, 2012. Notwithstanding the foregoing, CDC acknowledges that Evolution Master Fund Ltd., SPC, Segregated Portfolio M has transferred its claim to an affiliated entity, called the Evo China Fund.

14. Certain Representations and Warranties. Each of the Parties represents and warrants to the others, as an inducement for the others to enter into this Agreement, that:

(a) Such Party has read and understands all of the terms and conditions set forth in this Agreement;

(b) Such Party has had the benefit of legal counsel of its own choosing in deciding to execute this Agreement;

(c) Such Party, without promise of benefit other than as set forth herein, is voluntarily entering into this settlement;

(d) There is good and valid consideration to support such Party’s entering into this Agreement and to bind such Party by the terms and conditions of this Agreement; and

(e) Such Party was not coerced, threatened or otherwise forced to sign this Agreement, and its signature appearing below is voluntary and genuine and was duly and validly authorized and given.

15. Parties to Bear Own Costs. Except as otherwise stated in this Agreement, each Party to this Agreement shall bear its own costs (including attorneys’ fees) incurred in connection with the negotiation, preparation and execution of this Agreement and any other agreements, instruments, or documents executed in accordance with the terms of this Agreement.

16. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same agreement, and the signature pages from any counterpart may be appended to any other counterpart to assemble fully-executed counterparts. Counterparts of this Agreement also may be exchanged via electronic facsimile machines or computer, and any such electronic transmission of any Party’s signature shall be deemed to be an original signature for all purposes.

17. Entire Agreement. This Agreement sets forth all of the promises, covenants, agreements, conditions and understandings between the Parties with respect to the subject matter hereof and supercedes all prior and contemporaneous agreements, understandings, inducements or conditions, express or implied, each Party specifically warrants that this Agreement is executed without reliance upon any statement or representation by the other Party, except as expressly stated in this Agreement.

18. Amendment. The terms of this Agreement shall not be altered, amended, modified or otherwise changed in any respect except by a writing duly executed by all the Parties.

19. Severability. Wherever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law. If any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

20. Binding Agreement. This Agreement shall be binding upon, and inure to the benefit of, the Parties, the Estate, and their respective agents, legal representatives, successors, transferees and assigns, including, without limiting the foregoing, any subsequent committee, Chapter 7 Trustee, Chapter II Trustee, or plan administrator. No Chapter 11 plan of reorganization or liquidation proposed by CDC or confirmed by the Bankruptcy Court shall amend or alter any of the covenants, obligations, terms or conditions of this Agreement.

21. Limitations on Third-Party Beneficiaries. Except for those portions of section 4 of this Agreement which provides for the release of nonparties to this Agreement, nothing contained in this Agreement is intended to confer any rights or remedies under or by reason of this Agreement on any Person or entity other than the Parties to the Agreement, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third party to any Party to this Agreement nor shall any provision give any third party any action over or against any Party to this Agreement.

22. Construction. Should any provision of this Agreement require interpretation, the Parties agree that the judicial body or arbitration forum interpreting or construing such provision shall not apply any assumption that the terms of this Agreement shall be more strictly construed against any Party because of the rule of construction that an instrument is to be construed more strictly against the drafting Party, each Party hereby acknowledging and agreeing that all Parties and their respective agents have participated in the preparation of this Agreement.

23. Section Headings; References: Gender and Number. The titles of the Sections herein have been inserted as a matter of convenience and for reference only and shall not control or affect the meaning or construction of any of the terms or the provisions in the Section. Words of any gender used in this Agreement shall be deemed to include the other gender or the neuter, and words in the singular shall be deemed to include the plural and the plural to include the singular when the sense requires.

24. Governing Law. This Agreement shall be construed under and governed by the internal laws of the State of Georgia.

25. No Waiver. No failure of a Party to notify any other Party of any default shall prejudice any remedy for any subsequent defaults. No failure of a Party to insist on strict compliance by any other Party with its obligations under this Agreement and no custom or practice of the Parties in variance with the terms of this Agreement shall constitute a waiver of the patty’s right to demand exact compliance with the terms of this Agreement. Any waiver by a Party of a default shall be limited to the particular instance and shall not operate or be deemed to waive any further default.

26. Further Documents. Each Party agrees to execute any and all documents and to do and perform any and all acts and things reasonably necessary or proper to effectuate or further evidence the terms and provisions of this Agreement.

27. Bankruptcy Court Jurisdiction. The Bankruptcy Court shall retain jurisdiction over the Parties for enforcement of this Agreement and any and all disputes, controversies, or claims regarding the interpretation, validity, construction or other issue relating to or concerning this Agreement. An action relating to, based upon, or arising from a breach of this Agreement shall be brought only in the Bankruptcy Court which shall retain jurisdiction over the subject matter and the Parties for this purpose.

28. Restoration. In the event that the Bankruptcy Court (a) denies approval of this Agreement, or (b) fails to enter the Approval Order on or before April 13, 2012, then, and in that event, unless otherwise agreed by Evolution in writing, this Agreement shall terminate and be null and void and have no further force or effect and the Parties shall be restored to their respective factual and legal positions which existed immediately prior to execution of this Agreement.

29. Party in Interest. Nothing in this Agreement shall be construed to prohibit any Party from appearing as a party in interest in any matter to be adjudicated in the Bankruptcy Case so long as such • appearance and the positions advocated in connection therewith are not inconsistent with this Agreement.

IN WITNESS WHEREOF, the Parties have at their hands and seals, or their appropriate officer or agent has executed this Agreement, on the date first written above.

CDC Corporation By: Marcus A. Watson Its:	Evolution CDC SPV Ltd. By: Its:
Evolution Master Fund Ltd. By: Its:	SPC By: Its:
Segregated Portfolio M By: Its:	E 1 Fund, Ltd. By: Its:

EXHIBIT “B”

UNITED STATES BANKRUPTCY COURT
NORTHERN DISTRICT OF GEORGIA
ATLANTA DIVISION

:

IN RE:	: :	CHAPTER 11
CDC CORPORATION,	: :	CASE NO. 11-79079
Debtor.	:	JUDGE BONAPFEL

ORDER (I) APPROVING SALE OF CDC SOFTWARE SHARES;
AND (II) WAIVING 14-DAY STAY PERIOD
SET FORTH IN BANKRUPTCY RULE 6004(h)

CAME ON for hearing on March 20, 2012 (the “Sale Hearing”) the motion (the “Sale Motion”; Docket No. 152) filed by CDC Corporation, debtor and debtor-in-possession in the above-referenced Chapter 11 case (the “Debtor”), along with its Chief Restructuring Officer (the “CRO”), by and through undersigned counsel, seeking this Court’s authorization for the Debtor to sell the CDC Software Shares (as defined herein) to Archipelago Holding, a Cayman Islands exempted company (“Purchaser”) out of the ordinary course of business pursuant to Sections 105 and 363 of title 11 of the United States Code (the “Bankruptcy Code”), Rules 2002, 6004 and 9014 of the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”), and applicable local rules of this Court. Due and sufficient notice of the Sale Motion and the Sale Hearing having been given, and having found good and sufficient cause appearing to grant the relief as set forth in this Order, the Court:

HEREBY FINDS AND CONCLUDES THAT:

A. This Court has jurisdiction over the above-captioned bankruptcy case (the “Case”), this proceeding and over all of the property of the estate of the Debtor pursuant to 28 U.S.C. §§ 1334 and 157. This is a core proceeding. Venue of this Case and the Sale Motion in this District is proper pursuant to 28 U.S.C. §§ 1408 and 1409.

B. This Order constitutes a final and appealable order within the meaning of 28 U.S.C. § 158(a). To any extent necessary under Bankruptcy Rule 9014 and Rule 54(b) of the Federal Rules of Civil Procedure as made applicable by Rule 7054 of the Bankruptcy Rules, the Court expressly finds that there is no just reason for delay in the implementation of this Order, and expressly directs entry of judgment as set forth herein.

C. On October 4, 2011 (the “Petition Date”), the Debtor filed a voluntary petition for relief under Chapter 11 of Title 11 of the Bankruptcy Code commencing the Case. The Debtor has remained in possession of its assets and has continued to operate its business and manage its property as a debtor in possession pursuant to §§ 1107(a) and 1108 of the Bankruptcy Code.

D. As a result of an Order entered by the Court on January 4, 2012 (Docket No. 105), the CRO was given expanded powers as the Chief Restructuring Officer of the Debtor, including, but not limited to, authority to make decisions about management of the Debtor’s business, operations, and bankruptcy, and to perform the duties customarily performed by the Debtor’s Board of Directors.

E. One of the Debtor’s direct subsidiaries is CDC Software International Corporation, a Cayman Islands exempted company (“Software International”), in which the Debtor owns 100% of the issued and outstanding shares of capital stock. In turn, Software International owns 23,789,362 Class B Ordinary Shares (the “CDC Software Shares”) in the capital of CDC Software Corporation, a Cayman Islands exempted company (“CDC Software”).3 The CDC Software Shares constitute approximately 87% of the outstanding share capital of CDC Software. Accordingly, the Debtor’s interest in the CDC Software Shares is one of the assets in the Debtor’s estate.

F. Following an extensive marketing effort as detailed in the Sale Motion and at the Sale Hearing, on February 1, 2012, the Debtor and Software International executed the Share Purchase Agreement (a true and correct copy of which is attached hereto as Exhibit A, the “Agreement”)4 with the Purchaser, as purchaser, for the sale (the “Sale”) of the CDC Software Shares.

G. On February 6, 2012, the Debtor filed the Sale Motion seeking approval of the Agreement. Contemporaneously therewith, the Debtor filed its Motion (the “Sale Procedure Motion”; Docket No. 153) requesting that the Bankruptcy Court enter an order authorizing and scheduling an auction (the “Auction”) at which the Debtor would solicit the highest and/or best bid for the sale of the CDC Software Shares. The Debtor also sought approval of certain procedures for conducting the Auction for the sale of the CDC Software Shares, as more fully described in the Sale Procedures Motion and approval of the provisions in the Agreement related to bidding protections for the Purchaser.

H. On February 17, 2012, this Court entered an order (the “Sale Procedures

Order”; Docket No. 196) approving certain bid procedures (the “Bid Procedures”) for the CDC Software Shares, scheduling the Auction for the sale of the CDC Software Shares, and approving certain bidding protections for the Purchaser.

I. No Initial Overbid (as defined in the Sales Procedures Order) was timely received pursuant to the Sale Procedures Order. As a result, no Auction was conducted with respect to the CDC Software Shares. Accordingly, at the Sale Hearing, the Debtor presented the Agreement with the Stalking Horse Purchaser to the Bankruptcy Court for approval.

Terms of Agreement

J. Pursuant to the Agreement, at the Closing, Debtor and Software International will assign, transfer and deliver the CDC Software Shares to the Purchaser free and clear of all Liens (as defined in the Agreement).

K. Purchaser shall pay $10.50 per share for the CDC Software Shares or a total of $249,788,301.00 (the “Purchase Price”).

L. Closing of the Sale is conditioned upon compliance with specified covenants, conditions and representations and warranties primarily regarding the conduct and nature of the business of CDC Software and its subsidiaries set forth in Article V of the Agreement.

M. The Sale will close two business days following the satisfaction or waiver by the applicable party of the closing conditions set forth in the Agreement, or at such other time, date and place as may be mutually agreed to in writing by the parties.

N. Pursuant to the Agreement, the representations and warranties made by parties in the Agreement will expire immediately upon the Closing. The covenants and agreements set forth in the Agreement and in any documents executed in connection with the Agreement that do not by their terms extend beyond the Closing, shall also expire immediately upon the Closing.

O. Article VI of the Agreement details the deliverables at Closing for the Debtor, Software International, and the Purchaser, which includes mutual general releases.

Approval of Sale

P. The Debtor has demonstrated a sufficient basis and the existence of circumstances for it to enter into the Agreement and sell the CDC Software Shares under Section 363 of the Bankruptcy Code, and such actions are appropriate exercises of the Debtor’s business judgment and in the best interests of the Debtor, its estate and all stakeholders. The circumstances and other facts which support the exercise of the Debtor’s business judgment are detailed below.

Q. The Debtor undertook an intensive sale effort using an independent investment banker to conduct the sale process which took place over several months.

R. Bidding procedures were established pursuant to the Sale Procedures Order for the solicitation of Initial Overbids. Since no Initial Overbid was received, no open Auction was conducted.

S. The Debtor concluded that undue delay in the sale process could undermine the terms of the Agreement and prevent the Sale from closing, and that the value of the CDC Software Shares could diminish if the Sale does not timely close.

T. The statutory predicates for the relief sought in the Sale Motion and the basis for the approvals and authorizations contained in this Order are: (i) Sections 105(a) and 363 of the Bankruptcy Code; and (ii) Bankruptcy Rules 2002, 6004, and 9014.

U. As evidenced by the affidavits of service filed with the Court, proper, adequate, and sufficient notice of the Sale Motion, the Bid Procedures, the originally scheduled Auction, and the Sale Hearing have been provided in accordance with Section 363(b) of the Bankruptcy Code and in compliance with Bankruptcy Rules 2002, 6004, 9007 and 9014, the local rules of this Court, the procedural due process requirements of the United States Constitution and in compliance with the Bid Procedures. Such notice was good and sufficient and appropriate under the particular circumstances. No other or further notice of the Sale Motion, the Bid Procedures, the originally scheduled Auction, the Sale Hearing, or of the entry of this Order is necessary or shall be required.

V. A reasonable opportunity to object or be heard regarding the requested relief in the Sale Motion has been afforded to all interested parties, as follows: (i) all parties who previously have expressed serious interest in acquiring the CDC Software Shares, (ii) all parties listed on the Debtor’s matrix, (iii) counsel for the Official Committee of Equity Security Holders, (iv) those parties who have filed requests for notice in the Debtor’s case, and (v) the United States Trustee. The Debtor’s shareholders were also given notice of the Sale Motion as set forth in the affidavits of service filed with the Court.

W. The Purchaser and Software International have consented to the jurisdiction of this Court.

X. Entering into the Agreement and selling the CDC Software Shares under Sections 105(a) and 363 of the Bankruptcy Code are appropriate exercises of the Debtor’s business judgment and in the best interests of the Debtor, its estate, creditors and stakeholders. There can be no assurance that the value of the CDC Software Shares would be maintained if any delay in the consummation of the transactions contemplated in the Sale Motion and Agreement were to occur. Likewise, there can be no assurance that the Purchaser would be willing to complete such transactions if delay in the consummation of the Agreement were to occur. The Bid Procedures were non-collusive, substantively and procedurally fair to all parties and were reasonable and appropriate in the context of this Case.

Y. As demonstrated by (i) the testimony and other evidence proffered or adduced at the Sale Hearing and (ii) the representations of counsel made on the record at the Sale Hearing, through marketing efforts and a sale process conducted by the Debtor and its professionals in accordance with the Bid Procedures, the Debtor and its professionals have complied, in good faith, in all material respects with the Sale Procedures Order and have (a) afforded interested potential purchasers a full, fair, and reasonable opportunity to qualify as Qualified Bidders and submit their highest and/or best offer to purchase the CDC Software Shares at the Auction, (b) provided potential purchasers, upon request, sufficient information to enable them to make an informed judgment on whether to bid on the CDC Software Shares at the Auction.

Z. Since no Initial Overbid was submitted in accordance with the Sale Procedures Order, the Debtor has determined, and the Court so finds, that the offer submitted by the Purchaser as set forth in the Agreement is the highest and/or best offer for the CDC Software Shares.

AA. The bid submitted by the Purchaser, on the terms and conditions set forth in the Agreement, including the form and total consideration to be realized by the Debtor pursuant to the Agreement: (i) is the highest and/or best offer received by the Debtor for the CDC Software Shares; (ii) is fair and reasonable; (iii) is in the best interests of the Debtor’s estate and the creditors thereof; (iv) constitutes full and adequate consideration and reasonably equivalent value for the CDC Software Shares; and (v) will provide a greater recovery for the Debtor’s creditors and other interested parties than would be provided by any other practically available alternative.

BB. The Purchaser is a buyer in good faith, as that term is used in the Bankruptcy Code and as interpreted by the Courts regarding the meaning of Section 363(m) of the Bankruptcy Code. The Agreement was negotiated and entered into in good faith, based on arm’s-length bargaining, and without collusion or fraud of any kind. Based on the record before this Court, neither the Debtor nor the Purchaser has engaged in any conduct that would prevent the application of Section 363(m) of the Bankruptcy Code or cause the application of (or implicate) Section 363(n) of the Bankruptcy Code to the Agreement or to the consummation of the sale transaction and transfer of the CDC Software Shares to the Purchaser. The Purchaser is therefore entitled to all of the protections of Section 363(m) of the Bankruptcy Code, including with respect to all of the CDC Software Shares.

CC. The Debtor has full power and authority to execute the Agreement and all other documents contemplated thereby, and the sale of the CDC Software Shares to the Purchaser as contemplated by the Agreement has been authorized and approved by the Debtor in accordance with the requirements of applicable law and its internal governance requirements. Other than as may be expressly provided for in the Agreement, no further consents or approvals are required by the Debtor to consummate such transactions.

DD. The Debtor has advanced sound business reasons for seeking to enter into the Agreement and to sell the CDC Software Shares, as more fully set forth in the Sale Motion and as demonstrated at the Sale Hearing, and it is a reasonable exercise of the Debtor’s business judgment to sell the CDC Software Shares and to consummate the transactions contemplated by the Agreement. Notwithstanding any requirement for approval or consent by any person, the transfer of the CDC Software Shares to the Purchaser is a legal, valid, and effective transfer of the Debtor’s right, title and interest in the CDC Software Shares to the Purchaser.

EE. The Purchaser would not enter into the Agreement to purchase the CDC Software Shares in the absence of the entry of this Order or if the sale of the CDC Software Shares were not free and clear of all Liens, or if the Purchaser would, or in the future, could be liable for any liabilities related to the CDC Software Shares.

FF. The Agreement was negotiated, proposed and entered into by the Debtor and the Purchaser without collusion and in good faith, and Purchaser will be acting in good faith, pursuant to Section 363(m) of the Bankruptcy Code, in consummating the transactions contemplated by the Agreement after the entry of this Order.

GG. The transactions contemplated under the Agreement do not amount to a merger or de facto merger of the Purchaser and the Debtor and the Purchaser is not a mere continuation of the Debtor, accordingly, under applicable law, the Purchaser is not a successor to any of the obligations or liabilities of Debtor, except those expressly assumed in the Agreement. Except as provided in the Agreement, the Sale does not and will not subject the Purchaser to any debts, liabilities (including successor liability), obligations, commitments, responsibilities, or claims of any kind or nature whatsoever of or against the Debtor, any  affiliate of the Debtor, or any other Person  (except for the CDC Software Companies),  and with respect to the CDC Software Companies any of the obligations or liabilities of the  CDC Software Companies under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), the Employee Retirement Income Security Act (“ERISA”), the Multiemployer Pension Protection Act (“MEPPA”), the Pension Protection Act (“PPA”), title VII of the Civil rights Act of 1964, as amended (“Title VII”), the Age Discrimination Act in Employment Act (“ADEA”), the Americans with Disability Act (“ADA”), the Family Medical Leave Act (“FMLA”), the Labor Management Relations Act (“LMRA”), and the Fair Labor Standards Act (“FLSA”).

HH. The total consideration provided under the Agreement by the Purchaser for the CDC Software Shares is the highest and/or best offer received by the Debtor, and the consideration received under the Agreement constitutes reasonably equivalent value under Section 548 of the Bankruptcy Code and the Uniform Fraudulent Transfers Act codified at O.C.G.A. § 18-2-70 et seq for the CDC Software Shares.

II. Time is of the essence in consummating the sale. To maximize the value of the CDC Software Shares, it is essential that the sale of the CDC Software Shares occur as soon as possible. Accordingly, there is cause to lift the 14-day stay imposed by Bankruptcy Rule 6004.

JJ. The findings and conclusions of law set forth herein constitute the Court’s findings of fact and conclusions of law pursuant to Bankruptcy Rule 7052, made applicable to this proceeding pursuant to Bankruptcy Rule 9014. To the extent any of the foregoing findings of fact constitute conclusions of law, they are adopted as such. To the extent any of the following conclusions of law constitute findings of fact, they are adopted as such.

KK. Based upon the foregoing findings and conclusions, and upon the record made before this Court at the Sale Hearing, and good and sufficient cause appearing therefore;

IT IS HEREBY ORDERED AS FOLLOWS:

1. The Sale Motion is granted, subject to the terms and conditions set forth in this Order.

2. All objections and responses to the Sale Motion are resolved in accordance with the terms of this Order and as set forth in the record of the Sale Hearing. If any such objection or response was not otherwise withdrawn, waived, or settled, it, and all reservations of rights contained therein, are overruled and denied.

3. Notice of the Sale Hearing was fair and appropriate under the circumstances and complied in all respects with Bankruptcy Rules 2002 and 6004.

Approval of Sale

4. The sale of the CDC Software Shares, the terms and conditions of the Agreement (including all schedules and exhibits affixed thereto and any supplements thereof), the bid by the Purchaser contained therein, and the transactions contemplated thereby are approved in all respects.

5. The sale of the CDC Software Shares and the consideration provided by the Purchaser under the Agreement are fair and reasonable and shall be deemed for all purposes to constitute a transfer for reasonably equivalent value under Section 548 of the Bankruptcy Code and the Uniform Fraudulent Transfers Act.

6. The Purchaser is hereby granted and is entitled to all of the protections provided to a good-faith purchaser under Section 363(m) of the Bankruptcy Code.

7. The Debtor is authorized and directed to consummate the Agreement and to take all further actions as may reasonably be requested by the Purchaser for the purpose of assigning, transferring, granting, conveying, and conferring to the Purchaser the CDC Software Shares, without any further corporate action or orders of this Court.

8. Effective as of the Closing, the sale of the CDC Software Shares by the Debtor to the Purchaser shall constitute a legal, valid, and effective transfer of the Debtor’s right, title and interest in the CDC Software Shares to the Purchaser notwithstanding any requirement for approval or consent by any person, and shall vest the Purchaser with all right, title, and interest of the Debtor in and to the CDC Software Shares free and clear of all Liens, pursuant to Section 363(b) of the Bankruptcy Code.

9. The sale of the CDC Software Shares is not subject to avoidance pursuant to Section 363(n) of the Bankruptcy Code.

10. Any amounts that become payable by the Debtor pursuant to the Agreement shall (i) be entitled to administrative expense priority in the Debtor’s chapter 11 case of the kind specified in Sections 503(b) and 507(b) of the Bankruptcy Code, (ii) to the extent such amounts are not disputed by the Debtor, be paid by the Debtor in the time and manner as provided in the Agreement without further order of the Court, and (iii) not be discharged, modified or otherwise affected by any plan of reorganization of the Debtor, any conversion of the Debtor’s chapter 11 case to chapter 7, or dismissal of the Debtor’s chapter 11 case.

Transfer of CDC Software Shares

11. Except to the extent specifically provided in the Agreement, upon the Closing pursuant to the Agreement, the Debtor is authorized, empowered, and directed, pursuant to Sections 105(a) and 363(b) of the Bankruptcy Code, to sell the CDC Software Shares to the Purchaser. The sale of the CDC Software Shares shall vest the Purchaser with all right, title, and interest of the Debtor to the CDC Software Shares.

12. Upon the occurrence of the Closing, this Order shall be considered and constitute for any and all purposes a full and complete general assignment, conveyance, and transfer of the CDC Software Shares under the Agreement transferring good and marketable, indefeasible title and interest in the CDC Software Shares to the Purchaser.

13. Except as expressly provided in the Agreement, the Purchaser is not assuming nor shall it or any affiliate of the Purchaser be in any way liable or responsible, as a successor or otherwise, for any liabilities, debts, or obligations of the Debtor in any way whatsoever relating to or arising from the Debtor’s ownership or use of the CDC Software Shares prior to the consummation of the transactions contemplated by the Agreement, or any liabilities calculable by reference to the Debtor or its operations or the CDC Software Shares prior to consummation of the transactions contemplated by the Agreement.

14. The Purchaser shall have no obligation to pay or provide wages, bonuses, severance pay, benefits (including, without limitation, contributions or payments on account of any under-funding with respect to any and all pension plans), or any other payment to or on behalf of current or former employees of the Debtor and its eligible dependents and beneficiaries, except as set forth in the Agreement. Furthermore, except as set forth in the Agreement, the Purchaser shall have no obligation or liability, as a successor or otherwise, arising from or related to the breach, non-performance, rejection or termination of any such plan or agreement, including, but not limited to, plans under ERISA. The Purchaser shall have no obligation or liability, as a successor or otherwise, for any of the acts or omissions of the Debtor that may later be found to constitute unfair labor practices.

15. Neither the Purchaser nor its affiliates shall be deemed to have de facto or otherwise, merged with or into the Debtor; or be a mere continuation of the Debtor or be holding itself out to the public as a continuation of the Debtor, and there is not substantial continuity between the Purchaser (or any of its affiliates) and the Debtor, there is no common identity between the Purchaser (or any of its affiliates) and the Debtor, and there is no continuity of enterprise between the Purchaser (or any of its affiliates) and the Debtor. Without limiting the generality of the foregoing, neither the Purchaser nor any of its affiliate shall be deemed, as a result of any action taken in connection with the purchase of the CDC Software Shares or as a result of the consummation of the transactions contemplated by the Agreement or any other event occurring in the Case, under any theory of law or equity, to be a successor (or other such similarly situated party) to the Debtor (other than as expressly stated in the Agreement) within the meaning of any revenue, pension, ERISA, tax, labor, employment, environmental, or other law, rule or regulation (including without limitation filing requirements under any such laws, rules or regulations), or under any products liability law or doctrine with respect to the Debtor’s liability under such law, rule or regulation or doctrine or common law, or under any product warranty liability law or doctrine with respect to the Debtor’s liability under such law, rule or regulation or doctrine. Except as set forth in the Agreement, the Purchaser shall have no liability or responsibility for any liability, including but not limited to successor liability, vicarious liability or transferee liability, or any other obligation of the Debtor arising under or related to the CDC Software Shares or otherwise. Without limiting the generality of the foregoing, and except as set forth in the Agreement, the Purchaser shall not be liable for any and all claims, causes of action, obligations, liabilities, demands, losses, costs or expenses of any kind, character or nature whatsoever against the Debtor or any of its predecessors or affiliates, whether known or unknown as of the Closing, now existing or hereafter arising, whether fixed or contingent, with respect to the Debtor or any obligations of the Debtor, including, but not limited to, liabilities on account of, or under any theory of, antitrust law, environmental law, withdrawal liability, labor law, contract law, common law, bulk sales law (to the extent permitted by the Bankruptcy Code) and taxes arising, accruing, or payable under, out of, in connection with or in any way relating to the operation of the Debtor’s business prior to the Closing. Also, without limiting the generality of the forgoing, the Purchaser shall not be deemed a successor employer under the Internal Revenue Code, ERISA, MEPPA, PPA, Title VII, ADEA, ADA, FMLA, LMRA, FLSA and any similar applicable state law.

Additional Provisions

16. The Purchaser has not assumed or is otherwise not obligated for any of the Debtor’s liabilities other than as set forth in the Agreement, and the Purchaser has not purchased any assets not defined as the CDC Software Shares.

17. Subject to the terms of the Agreement, the Agreement may be waived, modified, amended, or supplemented by agreement of the parties, without further action or order of the Court; provided, however, that any such waiver, modification, amendment, or supplement is not material and substantially conforms to, and effectuates the Agreement.

18. The failure to specifically reference any particular provision of the Agreement in this Order shall not diminish or impair the effectiveness of such provision. It is the intent of the Court, the Debtor and the Purchaser that the Agreement is authorized and approved in its entirety with such amendments thereto as may be made by the parties in accordance with this Order prior to Closing.

19. To the extent any provisions of this Order conflict with the terms and conditions of the Agreement, this Order shall govern and control.

20. Nothing in this Order shall alter or amend the Agreement and the obligations of the Debtor and the Purchaser under the terms of the Agreement.

21. This Order and the Agreement shall be binding on and govern the acts of all persons and entities, including without limitation, the Debtor and the Purchaser, their respective successors and permitted assigns, including, without limitation, any chapter 11 trustee hereinafter appointed for the Debtor’s estate or any trustee appointed in a chapter 7 case if this Case is converted from chapter 11, all creditors of the Debtor (whether known or unknown), filing agents, filing officers, title agents, recording agencies, secretaries of state, and all other persons and entities who may be required by operation of law, the duties of their office or contract, to accept, file, register, or otherwise record or release any documents or instruments related to the CDC Software Shares.

22. The provisions of this Order are non-severable and mutually dependent.

23. Nothing in any order of this Court or contained in any plan of reorganization or liquidation confirmed in the Case, or any order issued in any subsequent or converted case of the Debtor under chapter 7 or chapter 11 of the Bankruptcy Code, shall conflict with or derogate from the provisions of the Agreement or the terms of this Order.

24. Notwithstanding Bankruptcy Rules 6004, 7062, and 9021, this Order shall be effective and enforceable immediately upon entry and its provisions shall be self-executing. In the absence of any person or entity obtaining a stay pending appeal, the Debtor and the Purchaser are free to close under the Agreement at any time, subject to the terms of the Agreement. In the absence of any person or entity obtaining a stay pending appeal, if the Debtor and the Purchaser close under the Agreement, the Purchaser shall be deemed to be acting in “good faith” and shall be entitled to the protections of Section 363(m) of the Bankruptcy Code as to all aspects of the transactions under and pursuant to the Agreement if this Order, including, but not limited to, the authorizations provided in this Order relating to the sale of the CDC Software Shares under Section 363(b) of the Bankruptcy Code or any authorization contained herein, is subsequently reversed or modified on appeal.

25. The automatic stay under Section 362(a) of the Bankruptcy Code shall not apply to and otherwise shall not prevent the exercise or performance by a party of its rights or obligations under the Agreement.

26. This Court shall retain exclusive jurisdiction to enforce the terms and provisions of this Order and the Agreement in all respects and to decide any disputes concerning this Order, the Agreement, or the rights and duties of the parties hereunder or thereunder or any issues relating to the Agreement and this Order including, without limitation, the interpretation of the terms, conditions, and provisions hereof and thereof, the status, nature, and extent of the CDC Software Shares and all issues and disputes arising in connection with the relief authorized herein.

27. The stay provided by Bankruptcy Rule 6004 is hereby lifted and waived.

28. The provisions of this Order and any actions taken pursuant hereto shall survive entry of any order which may be entered (a) appointing a chapter 11 trustee in the Case, (b) converting the Case to chapter 7 case, or (c) dismissing the Case, and the terms and provisions of this Order shall continue in full force and effect notwithstanding the entry of such order or conversion or dismissal.

[END OF DOCUMENT]

Prepared and presented by:
LAMBERTH, CIFELLI, STOKES,

ELLIS & NASON, P.A.

Attorneys for CDC Corporation

By:

Gregory D. Ellis

Georgia Bar No. 245310

GEllis@lcsenlaw.com

3343 Peachtree Road, N.E.
East Tower, Suite 550
Atlanta, Georgia 30325-1022
(404) 262-7373
(404) 262-9911 (facsimile)

[1]	For a detailed flow chart of Debtor’s Corporate Structure, see Debtor’s Statement of Financial Affairs, dated November 7, 2011 (Docket No. 52; Response to Question #18)

[2]	The authorized share capital of CDC Software is US$77,000 divided into (A) 50,000,000 Class A Ordinary Shares of nominal or par value US$0.01 each of which 3,550,118 are issued and outstanding, and (B) 27,000,000 Class B Ordinary Shares of nominal or par value US$0.001 each of which 23,789,362 are issued and outstanding.

[3]	The authorized share capital of CDC Software is US$77,000 divided into (A) 50,000,000 Class A Ordinary Shares of nominal or par value US$0.01 each of which 3,550,118 are issued and outstanding and (B) 27,000,000 Class B Ordinary Shares of nominal or par value US$0.001 each of which 23,789,362 are issued and outstanding.

4Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Agreement.